June 23, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0404
Attention: Mr. Michael Moran and Mr. Scott Stringer

Re:	Consolidated Water Co. Ltd. Form 10-K for the fiscal year ended December 31, 2005 Filed March 16, 2006 File No. 000-25248
Dear Sirs:
     We are providing this correspondence to respond to your comments on the above referenced filing as communicated in your letter dated May 25, 2006. Your comments and our responses thereto are as follows:
Item 7. Management’s Discussion and Analysis
Cost of Sales. Page 38
1.	In future filings please include a robust discussion of significant changes here and elsewhere throughout MD&A as appropriate. For instance, you indicate cost of retail sales increased 2.3% due to variable costs and bulk sales increased 26.1% due to additional operating cost and higher energy costs. Please quantify each variable amount that makes up the increase. Please include qualitative and quantitative considerations for each specific underlying reason. Please also discuss whether these variables are reasonably likely to have an adverse impact on your future liquidity or results from continuing operations. See Regulation S-K Item 303(a)(3).

Response: We will expand our management’s discussion and analysis in future filings to include additional qualitative and quantitative information for the fluctuations in our financial performance. Where applicable, we will discuss those variables reasonably likely to have an adverse impact on our future liquidity or results from continuing operations.

General and Administrative Expenses, page 39
2.	Please explain to us your reasoning for allocating all non-direct corporate G&A to retail as opposed to allocating it across all segments. It would appear your method would not provide for an equitable distribution and ultimately would provide for an imbalance in rates across the segments.

Response: The segment information reported in the Form 10-K is consistent with the way that management organizes the segments within the Company for making operating decisions and assessing performance, consistent with the guidance set forth in paragraph 4 of SFAS 131.

Non-direct corporate G&A expenses are paid by the Company’s Cayman Island holding company and its Cayman operating subsidiary. All of the Company’s retail operations reside with the Cayman operating subsidiary, as does a portion of bulk segment operations. The remainder of the Company’s bulk segment operations and its services segment operations reside with acquired subsidiaries. Subsequent to these acquisitions, management did not consider it necessary to develop a methodology to allocate non-direct G&A expenses to the acquired subsidiaries because (1) such expenses are managed at the corporate level on a consolidated basis and are not the responsibility of each segment manager; (2) allocating these expenses to each segment based upon subjective allocation criteria would be, in the opinion of management, of limited added value in assessing segment performance, but implementing such a methodology would require significant accounting resources.

Our approach for external segment reporting in this area is consistent with the guidance provided in paragraph 29 of SFAS 131, as non-direct G&A expenses are not allocated to the segments to be included in the measures reported to the chief operating decision maker for purposes of decision-making. As required by paragraph 31 of SFAS 131, we have disclosed the asymmetrical allocation of these expenses.

3.	You indicate on page 41 that your expenses increased in 2004 compared to 2003 due partially to audit costs expensed in 2004 that related to work performed in 2003. Please explain how recognition of 2003 expenses in 2004 is reflective of accrual accounting and revise your disclosure to clarify.

Response: During 2004, after the Company filed its 2003 Form 10-K, the Company’s auditors billed approximately $80,000 in additional fees for to the 2003 audit. The auditors cited as the basis for the adjustment to the previously agreed-upon 2003 fee time that exceeded budget to audit the subsidiaries acquired in 2003. Around the date of the filing of the 2003 10-K the auditors informed the Company of potential budget overruns but did not conclude what amount, if any, of additional fees they would seek to collect, nor had any additional billings been discussed with the audit committee at that point. Therefore the $80,000 in additional billings was not accrued as of December 31, 2003. We believe we have properly accounted for these additional fees on a prospective basis as a change in the estimate for accrued audit fees and will modify our future disclosure to delete the reference to 2003 expenses reflected in 2004.
Liquidity and Capital Resources, page 43
4.	Your disclosure of long-term debt in the table on page 43 excludes interest payments. Because the table is aimed at increasing the transparency of cash flow, please revise your disclosures in future filings to include the amount of scheduled payments for interest you expect on outstanding debt for all periods presented. Also, to the extent necessary, include footnote disclosure of pertinent information necessary to understand assumptions used in calculating interest, which may be variable, or other tabular amounts.

Response: The schedule of contractual obligations in future filings will include the amount of scheduled payments for interest we expect to incur on outstanding debt for all periods presented along with footnote disclosure of the information necessary to understand the assumptions used in calculating interest or other tabular amounts.

5.	In future filings please disclose information about your off-balance sheet arrangements under a separately captioned section within MD&A as required by Item 303(a)(4) of Regulation S-K. If you have no off-balance sheet arrangements, state that fact.

Response: We have no such off-balance sheet arrangements and will disclose this fact in future filings.

6.	Please enhance your discussion with regards to cash flows provided by and used in operating, investing, and financing activities. Please provide an analysis of the trends and variability in your cash flows for the periods presented. For example, discuss the trend in cash flows generated by operations and the reasons for the variability in accounts receivable and inventories to the extent necessary for investors to ascertain the likelihood that past performance is indicative of future performance. Refer to our Release No. 33-8350.

Response: We will enhance our discussion of cash flows in future filings to provide an analysis of the trends and variability in cash flows arising from our operating, investing and financing activities.

Item 9A Controls and Procedures, page 95
7.	Please note that the evaluation date regarding the effectiveness of disclosure controls and procedures is “as of the end of the period” covered by the quarterly or annual report as set forth in Item 307 of Regulation S-B. Please revise your disclosure in future filings accordingly.

Response: An evaluation date “as of the end of the period” will be used in Item 9A disclosures in future filings.
Note 6
Insurance Claim Receivable, page 61
8.	Please discuss your accounting treatment of the property, plant and equipment impaired as a result of Hurricane Ivan and indicate the amounts recorded on the financial statement line items.

Response: Hurricane Ivan destroyed or rendered useless Company plant and equipment and spare parts inventories with net book values of $1,351,562 and $111,839, respectively, as of the date of the hurricane. These assets were included in the Company’s insurance claim and removed from the balance sheet at their pre-hurricane net book values and recorded as an expense component of the 2004 consolidated statement of income line item “Net insurance recovery from Hurricane Ivan.” The Company’s remaining property, plant and equipment did not suffer significant long-term impairment as such property had substantially been repaired and placed back into service as of December 31, 2004.

9.	Please identify for us the types of expenses, in the amount of $1,078,099 related to the rebuilding of the Cayman Island operations. Further, tell us if you are bound by certain terms, agreements and or contracts to rebuild, and if so, whether a related liability was recorded.

Response: Amounts included in the $1,078,099 total represent incremental expenses directly associated with the hurricane, and include such items as materials and labor charges for repairs and clean-up, generator rentals, diesel fuel purchases, basic supplies (food, water, tarps, flashlights, etc.), fees paid to insurance adjusters, security services and other miscellaneous expenses. While the Company was under no contractual obligations to rebuild, almost all rebuilding had been completed as of December 31, 2004 and the cost of the remaining repairs had been accrued as of that date.

Note 11
Intangible assets, page 64
10.	Please tell us your basis for revaluing the carrying amount of the Belize Water Production and Supply Agreement and the purchase transaction under which the intangible asset was initially recorded. Further, tell us and disclose the amount of the adjustment and accounts impacted. Show us what your disclosure will look like in future filings revised.

Response: The Company acquired its Belize subsidiary in 2000. Upon acquisition the Company allocated approximately $2.1 million of the purchase price to the intangible asset associated with the subsidiary’s contract with the Water and Sewer Authority of Belize. The $2.1 million was amortized over the remaining 10.75 year life of the contract through mid-2003, at which time the parties to the contract elected to renegotiate the terms of their relationship. In exchange for an adjustment to the base revenue rate the customer agreed to sign a new contract with a 23 year term. At the time the new contract was signed, the intangible asset’s net book value after accumulated amortization was approximately $1.5 million. Upon execution of the new contract the Company began amortizing the historical carrying amount of the intangible asset of $1.5 million over the 23 year period of the new contract. Current filings do not include 2003 operating results and thus the comparability of current to prior period results is not affected by the renegotiation of the Belize contract. Consequently, our disclosures in future filings will be revised to delete discussion of this contract’s renegotiation and present only the cost, estimated life, amortization expense and description of this intangible asset.
Note 12
Goodwill, page 66
11.	Please tell us and disclose in future filings the nature of the adjustment to goodwill and intangible assets.

Response: In connection with the 2003 audit, the Company’s auditors identified three proposed reallocations of the purchase price paid for the Company’s 2003 acquisitions: one relating to an initial undervaluation of an intangible asset, the second relating to an initial overvaluation of an intangible asset, and the third relating to an initial overvaluation of property, plant and equipment. The net effect of recording these reallocations would be to increase goodwill by $172,622, decrease intangible assets by $83,835, decrease minority interest by $8,889 and decrease property, plant and equipment by $97,676 as of December 31, 2003. As these adjustments had an immaterial balance sheet and income statement impact for 2003, the Company elected to review these proposed adjustments in greater detail and make its own assessment before recording them. The Company completed its review and decided to record these reallocations in the first quarter of 2004. Future filings will disclose the nature of the $172,622 adjustment to goodwill recorded in 2004.
Note 14
Long term debt, page 68
12.	Please disclose the terms of the restrictive debt covenants including, but not limited to, whether or not the covenants place restrictions on the payment of dividends.

Response: Future filings will include a description of the terms of the restrictive debt covenants.
Note 18
Segment Information, page 71
13.	There appears to be an inconsistency in your use of parentheses with regards to income tax. On the income statement for 2004 and 2003 you indicate the $(30,150) and $(23,743) as an (expense) whereas in Note 18 the same amounts are indicated to be a benefit. Please revise as necessary.

Response: We will correct this inconsistency in future filings.
Note 20
Commitments, page 72
14.	We note for your disclosure that the Company has guaranteed the performance of several subsidiaries. Tell us whether or not the Company is currently performing as a guarantor as a result of a default by any of the guarantees. In accordance with FASB Interpretation FIN No.45, paragraph 13, please disclose in future filings the terms of the guarantees including the length of time and the maximum potential future payments.

Response: The Company is not currently performing as a guarantor as a result of a default by any of the guarantees. Future filings will include the disclosures required under FIN 45.

Note 22
Taxation, page 77
15.	We note the substantial majority of the net income of the company is currently not subject to taxation. Explain to us how net income in 2005 resulted in an income tax benefit. Also, tell us and revise your disclosure in future filings to indicate what locations are considered having generated income before income taxes for domestic operations.

Response: Only the Company’s Barbados-based DesalCo (Barbados) Ltd. and U.S.—based Aquilex, Inc. subsidiaries are subject to income taxes on their domestic operations. However, these subsidiaries did not generate taxable income in years 2003-2005. The provision for income taxes reported for 2003-2004 represents withholding taxes due the Barbados government for management and other related party fees charged to DesalCo (Barbados) Ltd. by another Company subsidiary, DesalCo Limited. The tax benefit reported in 2005 represents an overaccrual of the 2004 provision for withholding taxes for this subsidiary which was reversed in 2005.

Upon further review we believe such withholding taxes are more properly categorized as other G&A expenses and not income taxes as they are not based upon the income generated by DesalCo (Barbados) Ltd. Due to the immateriality of the amounts involved we propose to make this reclassification in future filings.
Note 23
Pension benefits, page 77
16.	You describe the pension plan as a defined contribution plan. On page 112 you describe the plan as a defined benefit plan. Please revise the apparent inconsistency.

Response: The pension plan is a defined contribution plan. The reference to a defined benefit plan will be corrected in future filings.
Exhibit 31
17.	The wording in each certification should be in the exact format provided by Item 601 of Regulation S-B. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended December 31, 2005 and your Form 10-Q for the quarter ended March 31, 2006.

Response: We hereby confirm that the inclusion of the title in the first line of each certification for our CEO and CFO was not intended to limit the capacity in which such individuals provided the certifications in the above referenced filings.
     In connection with responding to your comments, Consolidated Water Company, Ltd. acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (954) 571-3105 should you have any questions regarding these responses.
Yours truly,
David W. Sasnett
Chief Financial Officer